November 7, 2005

Fax (81-3-5220-9905)
Room 4561

Noriaki Yamaguchi
Representative Director and
 Chief Financial Officer
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330
Japan

> **RE: Konami Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2005**
> **File No. 001-31452**

Dear Mr. Yamaguchi:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page F-14

1.   We note your response to our prior comment where you indicate that the Company offers certain rights in connection with cooperative advertising programs. Please describe the rights and the cooperative advertising programs in reasonable detail and address the impact these rights have on revenue recognition, if any.

2.   We further note from your response that in the U.S. and Europe, the Company offers limited protection against subsequent price declines. Tell us whether there are any uncertainties regarding your ability to maintain your prices in these arrangements. Also, tell us whether the Company reserves for price protection up to the maximum amount allowed for price protection and whether the Company

grants concessions beyond the maximum amount.   Specifically address your consideration of paragraph 30 of SOP 97-2 in your response.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202)-551-3459 or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 if you have any questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief